EXHIBIT 12.1

SYNUTRA INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended March 31,
	2012		2011	2010	2009	2008
	(In thousands, except ratios)
Fixed charges:
Interest expense	$14,276		$10,321	$8,603	$4,857	$6,354
Capitalized interest	—		—	346	1,424	848
Estimation of the interest within rental expense	326		411	500	468	163
Total fixed charges	$14,602		$10,732	$9,449	$6,749	$7,365
Earnings:
Add:
Income (loss) before income tax	$30,534		$(49,566)	$(31,776)	$(130,975)	$53,527
Fixed charges (calculated above)	14,602		10,732	9,449	6,749	7,365
Amortization of capitalized interest	268		257	213	179	144
Deduct:
Noncontrolling interest	(287)		192	257	40	(11)
Capitalized interest	—		—	(346)	(1,424)	(848)
Total earnings (loss)	$45,117		$(38,385)	$(22,203)	$(125,431)	$60,177
Ratio of Earnings to Fixed Charges(1)	3.1	x	—	—	—	8.2	x

(1)
For purposes of this calculation, “Earnings” is Income (loss) before income taxes plus Fixed Charges and Amortization of capitalized interest less Noncontrolling interest and Capitalized interest. “Fixed Charges” is Interest expense plus Capitalized interest and Estimation of the interest within rental expense.  Earnings were insufficient to cover fixed charges by $49.1 million, $31.7 million and $132.2 million for the fiscal year ended March 31, 2011, 2010 and 2009, respectively.